FMC Corporation
1735 Market Street
Philadelphia, PA 19103
USA
215.299.6000
fmc.com

April 10, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Attn: John Cash, Accounting Branch Chief

RE:	FMC Corporation
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
File No. 1-2376

Dear Mr. Cash:

On behalf of FMC Corporation (which we refer to as “we”, “us” and correlative terms), this letter is being submitted to the comment given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Paul W. Graves, Executive Vice President and Chief Financial Officer of FMC Corporation, dated March 31, 2015 (the “Comment Letter”), with respect to the above-referenced filings.

For your convenience, we included the comment in italicized typeface and the Company's response below the comment. All references to page numbers in our responses reflect paginations in the filings cited.

Form 10-K for the Fiscal Year Ended December 31, 2014
Item 8. Financial Statements and Supplementary Data, page 42
Note 11: Income Taxes, page 67

1.
We note your effective tax rate decreased to 15.2% in 2014 compared to 24.1% in 2013 and your foreign earnings subject to different tax rates line item significantly contributed to the decrease of your effective tax rate during the current period. In future filings, please clarify the nature of the items in the foreign earnings subject to different tax rates line item in your effective tax rate reconciliations. Please also explain to us your consideration of providing additional disclosures, either in the income tax footnote or MD&A, regarding the impact of material component(s) of this reconciling item on your income taxes. Such disclosures should have the objective of providing information about the quality of, and potential variability of, your earnings and cash flow, so an investor can ascertain the likelihood that past performance is indicative of future performance. The disclosures may include identifying your material tax jurisdictions along with their corresponding pre-tax earnings, statutory tax rates, effective tax rates, and whether the mix has changed materially in the past or is reasonably likely to change in the future.

Company's Response:

Our foreign earnings do have an impact on our effective tax rate. However, in 2014 the significant driver to the decrease of our effective tax rate as compared to 2013 is the decline in our domestic income from continuing operations relative to total income from continuing operations. This decrease, from 47 percent to 31 percent, is disclosed in the first chart within Note 11: Income Taxes on page 67 of our Form 10-K for the Fiscal Year Ended December 31, 2014 ("2014 Form 10-K"). In preparing our 2014 Form 10-K, we considered and disclosed additional information within Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") on page 31 of our 2014 Form 10-K. On this page, we disclosed the primary driver for the decrease in the domestic income from continuing operations and its effect on our effective tax rate in 2014 and the comparable periods. Additionally, in Item 1A. Risk Factors ("Risk Factors") on page 16 within our 2014 Form 10-K we provide the reader with an understanding of the uncertainties surrounding comparability of our effective tax rate.

We believe our disclosure in MD&A and Risk Factors, together with the financial statement disclosure within our 2014 Form 10-K, appropriately describe the actual and potential impact on our effective tax rate of business conducted in jurisdictions with differing tax rates. However, with respect to the Staff's comment, we acknowledge that providing additional qualitative detail in one section within our future filings will provide the readers with a better understanding of our effective tax rate and the comparability between periods. Such future disclosures will include, to the extent applicable, an explanation concerning the tax rate differential of earnings in foreign jurisdictions as compared to the United States, and we will also disclose how this differential, in conjunction with the mix of our domestic versus foreign income, impacted our effective tax rate. Additionally we will expand our disclosures in our MD&A (beginning with the first quarter of 2015) and our annual Income Tax footnote (beginning with our 2015 Form 10-K). An example of such additional disclosure which we intend to include in future filings to highlight the potential impact on the effective tax rate of both domestic and foreign earnings is as follows:

“A significant amount of our earnings is generated by our foreign subsidiaries (e.g. Ireland and Hong Kong), which tax earnings at lower rates than the United States federal statutory rate. Our future effective tax rates may be materially impacted by numerous items including: a future change in the composition of earnings from foreign and domestic tax jurisdictions, as earnings in foreign jurisdictions are typically taxed at more favorable rates than the United States federal statutory rate; accounting for uncertain tax positions; business combinations; closure of statute of limitations or settlement of tax audits; changes in valuation allowance and changes in tax law; and the potential decision to repatriate certain foreign earnings on which United States taxes have not been previously accrued.”

In addition, we will continue to evaluate and disclose when considered material, our tax jurisdictions along with their corresponding pre-tax earnings, statutory tax rates, effective tax rates, and whether the mix has changed materially in the past or is reasonably likely to change in the future.

In connection with responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 215-299-6112 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ Paul W. Graves

Paul W. Graves
Executive Vice President
and Chief Financial Officer

Cc: Nicholas L. Pfeiffer, FMC Corporation, Corporate Controller (Principal Accounting Officer)
Andrea E. Utecht, FMC Corporation, Executive Vice President and General Counsel
John Walker, KPMG LLP, Partner